Construction Partners, Inc.

290 Healthwest Drive, Suite 2

Dothan, Alabama 36303

April 26, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

Re:	Construction Partners, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed April 23, 2018
File No. 333-224174

Dear Mr. Ingram:

Set forth below are the responses of Construction Partners, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 25, 2018 (the “Comment Letter”) with respect to Amendment No. 1 to Registration Statement on Form S-1 filed on April 23, 2018 (the “Amended Form S-1”).

For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Amended Form S-1, unless otherwise indicated.

Recent Developments, page 6

Settlement Agreements, page 7

1.	Please disclose the nature of the claims that gave rise to the settlement agreements.

Response:

The Company respectfully advises the Staff that the claims that gave rise to the settlement agreements (the “Settlement”) related to compensation to the Company for a business interruption event that occurred more than five years ago, which did not directly relate to the Company’s business and which has not, and is not expected to, recur. The Company intends to update the disclosure in its Form S-1 to read as follows:

Settlement Agreements

On April 19, 2018, certain of the Company’s subsidiaries entered into settlement agreements with a third party, pursuant to which they will receive aggregate net payments of approximately $15.7 million, payable in four equal installments between January 2019 and July 2020, in exchange for releasing and waiving all current and future claims against the third party relating to compensation to the Company for a business interruption event that occurred more than five years ago, which did not directly relate to the Company’s business and which has not, and is not expected to, recur (the “Settlement”). See “Note 19—Subsequent Events” to our audited financial statements for the year ended September 30, 2017 included in this prospectus.

The Company does not believe that additional details about the event are material to investors.

Securities and Exchange Commission

April 26, 2018

Preliminary Estimated Unaudited Financial Results of the Three Months Ended March 31, 2018, page 7

2.	We note your estimated financial results for the three months ended March 31, 2018 include the favorable impact of a $10.6 million after-tax gain, related to what appears to be a non-recurring legal settlement, and this gain is included in your non-GAAP financial measure, Adjusted EBITDA. We also note, in other periods, you exclude certain unfavorable non-recurring losses in the determination of your non-GAAP financial measure, such as the loss on extinguishment of debt during the fiscal year ended September 30, 2017. It is not clear to us why you did not exclude the non-recurring favorable impact of the legal settlement from your preliminary non-GAAP financial measure or how you determined the current presentation complies with our response to Question 100.03 of the SEC’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Please clarify or revise.

Response:

The Company respectfully advises the Staff that, prior to any disclosure of Adjusted EBITDA in the Form S-1, the Company has clearly identified to investors in a separate paragraph on page 7 thereof that net income for the three months ended March 31, 2018 includes the $10.6 million after-tax impact of the Settlement. Therefore, the Company believes that including the after-tax impact of the Settlement in Adjusted EBITDA is not misleading.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.	We note you have included a conditional audit report pending the completion of the planned stock split. Please confirm that you intend to file a pre-effective amendment to your Form S-1 that includes a final signed audit report and signed auditors’ consent prior to requesting effectiveness.

Response:

The Company confirms that it will file a pre-effective amendment to its Form S-1 that includes a final signed audit report and signed auditors’ consent prior to requesting effectiveness.

Exhibit Index, page II-5

4.	Please file the required XBRL interactive data information and list such files in the exhibit list with your next amendment. Please refer to Item 601(b)(101) of Regulation S-K.

Response:

The Company respectfully advises the Staff that pursuant to Item 601(b)(101)(i) of Regulation S-K, the Company will first be required to provide XBRL interactive data information in its first periodic report on Form 10-Q after the completion of its initial public offering.

Securities and Exchange Commission

April 26, 2018

* * * * *

If you have any further comments or questions concerning this response, please contact me at (334) 673-9763.

Very truly yours,

/s/ R. Alan Palmer

Executive Vice President and Chief Financial Officer

cc:

Garrett DeVries, Akin Gump Strauss Hauer & Feld LLP

Sean Gurgle, Akin Gump Strauss Hauer & Feld LLP

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